JONATHAN R. ZIMMERMAN JZimmerman@faegre.com (612) 766-8419

March 27, 2007

By Edgar and Overnight Mail

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Pamela A. Long
Assistant Director

Re:	Advanced BioEnergy, LLC
Amendment No. 4 to Registration Statement on Form SB-2
File No. 333-137299
Filed March 27, 2007

Ladies and Gentlemen:

On behalf of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Company”), for which we are serving as counsel, we are pleased to submit this response to the comments of the Staff, as set forth in Ms. Long’s letter dated March 1, 2007 to Revis L. Stephenson III, Chairman and Chief Executive Officer of the Company, on Amendment No. 3 to the registration statement referenced above (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). This letter should be read in conjunction with the accompanying Amendment No. 4 to the Registration Statement (“Amendment No. 4”) which was filed by the Company on the date hereof with the Commission. This letter also serves to file via electronic transmission a copy of Amendment No. 4 pursuant to Rule 101(a)(2)(i) of Regulation S-T. This letter contains the responses to the Staff’s comments. Please note that, in addition to responding to the Staff’s comments, Amendment No. 4 includes certain other changes, including revisions in response to comments received from certain state securities regulators.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. Each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the Company’s response. We are also delivering, by overnight mail to Mr. Franker, a copy of this letter and four bound copies of Amendment No. 4, which have been marked to show changes from the Registration Statement filed with the Commission on February 7, 2007. As requested, all page references in this letter refer specifically to the page numbers in Amendment No. 4.

General

1.              We note your statement on page 10 that funds paid by subscribers will be held in escrow until “subscription proceeds in the escrow account equals or exceeds the minimum offering amount of $40.0 million” and your “board of directors accepts subscriptions for at least $40.0 million in proceeds.” Please note that Securities Exchange Act Rule 10b-9(a)(2) requires that the consideration will be promptly refunded to the purchaser unless the total amount due to the seller is received by it by a specified date. We note that you are requiring subscribers to your offering to remit payment within 10 days of receiving written demand from you. Please revise your offering materials and prospectus to specify the date by which the total amount due to you will be received.

The Staff’s comment as to the requirements of Securities Exchange Act Rule 10b-9(a)(2) are noted. The Prospectus has been revised on pages 10, 26 and 125 and the subscription agreement attached to the Prospectus as annex C has been revised on page 3 to note that the date by which the total amount due to the Company must be received is on or prior to December 31, 2007.

2.              Your discussion of the subscription procedures on page 10 includes that condition that “funds paid by subscribers will be held in escrow” until, inter alia, “subscription proceeds in the escrow account equals or exceeds the minimum offering amount . . . .” Please revise here and throughout your prospectus to clarify whether this condition relates to the amount subscribed by prospective investors, regardless of the amount of cash placed in escrow, or the cash proceeds received by the company. Please also revise throughout to clarify whether the cash proceeds held in escrow will be released from escrow once you have received $40.0 million from investors or whether proceeds held in escrow will be released once you have obtained subscriptions for the minimum offering amount, but before you have received the proceeds from any promissory notes granted by subscribers. If this latter interpretation is correct, please revise to clarify whether your obligation to refund payments is based on the minimum about subscribed or the minimum amount of cash proceeds received.

The Prospectus has been revised on pages 10 and 126 in response to the Staff’s comment to indicate that the proceeds held in escrow will not be released unless and until the proceeds are in the form of cash, and will not be determined based solely on the maximum amount subscribed for by investors, nor will this minimum amount be inclusive of amounts represented by outstanding promissory notes.

3.              Please update your financial statements to include information for the period ended December 31, 2006, as reflected on your Form 10-QSB/A filed February 15, 2007. See Regulation S-B, Item 310(g).

The Staff’s comments are noted. We have revised the Prospectus on pages 36–37, 45–46 and F-17–F-29 to update the financial information for the period ended December 31, 2006.

We appreciate the Staff’s prompt review of Amendment No. 4. If we can facilitate the Staff’s review of Amendment No. 4, or if the Staff has any questions on any of the information set forth herein, please telephone Peter Ekberg at (612) 766-8505 or the undersigned at (612) 766-8419. Either of us may also be reached toll-free at (800) 328-4393. Our fax number is (612) 766-1600. Thank you again for your time and consideration.

Very truly yours,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

cc:	Matt Franker, Staff Attorney (by overnight mail)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Revis L. Stephenson III (by e-mail; w/ encl.)